UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Triplecrown Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
89677G109
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89677G109

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,784,609

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,784,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,784,609

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.28%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 69,000,000 shares of common stock (“Common Stock”) of Triplecrown Acquisition Corp. (the “Issuer”) outstanding as of October 14, 2009 as reported in the Issuer’s definitive proxy statement.

CUSIP No.	89677G109

1	NAMES OF REPORTING PERSONS Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,784,609

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,784,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,784,609

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.83%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 69,000,000 shares of common stock (“Common Stock”) of Triplecrown Acquisition Corp. (the “Issuer”) outstanding as of October 14, 2009 as reported in the Issuer’s definitive proxy statement.

CUSIP No.	89677G109

1	NAMES OF REPORTING PERSONS Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.45%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 69,000,000 shares of common stock (“Common Stock”) of Triplecrown Acquisition Corp. (the “Issuer”) outstanding as of October 14, 2009 as reported in the Issuer’s definitive proxy statement.

CUSIP No.	89677G109

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,784,609

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,784,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,784,609

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.28%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** This calculation is based on 69,000,000 shares of common stock (“Common Stock”) of Triplecrown Acquisition Corp. (the “Issuer”) outstanding as of October 14, 2009 as reported in the Issuer’s definitive proxy statement.

CUSIP No.	89677G109

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,784,609

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,784,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,784,609

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.28%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
** This calculation is based on 69,000,000 shares of common stock (“Common Stock”) of Triplecrown Acquisition Corp. (the “Issuer”) outstanding as of October 14, 2009 as reported in the Issuer’s definitive proxy statement.

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Triplecrown Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 970 West Broadway, PMB 402, Jackson, Wyoming 83001.
Item 2. Identity and Background
(a),(f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company ( “Credit Opportunities Fund”); (iii) Victory Park Special Situations Master Fund, Ltd., a Cayman Islands exempted company ( “Special Situations Fund”, and, together with Credit Opportunities Fund, the “Funds”); (iv) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (v) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated October 20, 2009, a copy of which is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons, other than the Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Funds is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Funds, which are the record holders of the Common Stock reported on the cover pages hereof (the “Subject Shares”). Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Funds purchased the Subject Shares for a total consideration of $75,977,783.84. The source of funds for such transaction was derived from the capital of the Funds.
Item 4. Purpose of Transaction
The Issuer has stated in filings with the Securities and Exchange Commission that it was formed for the purpose of acquiring, through a stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more businesses or assets. As described in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 14, 2009, the Issuer was seeking approval from holders of its Common Stock of its proposed business combination (the “Business Combination”) with Cullen Agricultural Technologies Inc. pursuant to the Agreement and Plan of Reorganization entered into among the parties (the “Merger Agreement”).
As part of these arrangements, the Issuer has negotiated with the Reporting Persons to explore the means by which a sufficient number of the Issuer’s public Common Stock could be purchased so that such shares would not exercise their conversion rights with respect to such purchased shares and the Business Combination could be approved by the Issuer’s shareholders. Accordingly, simultaneously with the purchase by the Funds from stockholders of the Issuer of an aggregate of 7,784,609 Common Stock at a purchase price of $9.76 per share, the Funds entered into stock purchase agreements with the Issuer pursuant to which the Issuer agreed to purchase, and the Funds agreed to sell, the Common Stock purchased at a purchase price of $9.76 per share, plus approximately $0.0747 per share in fees, for an aggregate of approximately $9.8347 per share. Such purchases shall be made promptly following the closing of the Business Combination.

Item 5. Interest in Securities of the Issuer
(a), (b) Based upon the October 14, 2009 definitive proxy statement of the Issuer, 69,000,000 shares of Common Stock were outstanding as of October 14, 2009. Based on the foregoing, the Subject Shares represented approximately 11.28% of the shares of Common Stock outstanding as of such date.
Capital Advisors, as the investment manager of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
(c) On October 20, 2009, the Funds contemporaneously purchased 7,784,609 shares of Common Stock for a purchase price of $9.76 per share from stockholders of the Issuer in privately negotiated transactions.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On October 19, 2009, the Funds entered into an agreement with the Issuer pursuant to which the Funds would use their reasonable best efforts to purchase up to 15.2 million shares of Common Stock in privately negotiated transactions provided that the Issuer entered into a forward contract arrangement with the Funds. Pursuant to such agreement, Issuer agreed to pay a fee of 1.0% of the value of all shares of Common Stock purchased by the Funds from third parties up to $50 million, 0.8% of the value of all shares of Common Stock purchased by the Funds from third parties from between $50 million to $100 million and 0.5% of the value of all shares of Common Stock purchased by the Funds from third parties above $100 million. On October 20, 2009, the Funds entered into Stock Purchase Agreements (the “Agreements”) with the Issuer following the purchase of the 7,784,609 Common Stock from current shareholders of the Issuer. Pursuant to the Agreements, the Issuer agreed to purchase, and the Funds agreed to sell, all of the Subject Shares at a purchase price of $9.76 per share, plus approximately $0.0747 per share in fees, for an aggregate of approximately $9.8347 per share.
To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of October 21, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 23, 2009

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY
/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of October 23, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.